Exhibit 99.(d)(3)

Addendum to Sub-Advisory Agreement

between Touchstone Advisors, Inc.

and Fort Washington Investment Advisors, Inc.

This Agreement is entered into as of January 1, 2012 by and between Touchstone Advisors, Inc. (the “Advisor”) and Fort Washington Investment Advisors, Inc. (the “Sub-Advisor”).

WHEREAS, the Advisor and the Sub-Advisor entered into a Sub-Advisory Agreement dated as of May 1, 2000 (the “Sub-Advisory Agreement”) with respect to the Touchstone Tax Free Money Market Fund (the “Fund”), a series of the Touchstone Tax Free Trust; and

WHEREAS, the Advisor and the Sub-Advisor wish to enter into this Addendum to the Sub-Advisory Agreement in order to share voluntary fee waivers incurred by Advisor;

NOW, THEREFORE, it is agreed by and between the parties as follows:

1.                                      The Sub-Advisor hereby agrees to reimburse Advisor up to XXXXX percent (XX%) of the gross voluntary fee waivers incurred by Advisor with regard to the Fund.  This amount will be calculated monthly by the Advisor and deducted from the Sub-Advisor’s fee that would otherwise be payable pursuant to the Sub-Advisory Agreement.  Amounts reimbursed by Sub-Advisor for voluntary fee waivers under any sub-advisory agreement between Advisor and Sub-Advisor shall not exceed $XXXXX in the aggregate for calendar year 2012.

2.                                      This Addendum will expire on December 31, 2012.  At any time prior to ten (10) days before expiration date, the Addendum may be extended, as mutually agreed in writing by both the Advisor and Sub-Advisor, on a quarter to quarter or month to month basis thereafter.

3.                                      Notwithstanding anything contained herein, this Addendum can be terminated upon sixty (60) days written notice to the other party.

4.                                      This Addendum supersedes any prior agreement between the parties to the extent inconsistent with the terms set forth herein.

5.                                      Except as provided in the Addendum, the Sub-Advisory Agreement shall continue in full force and effect and be binding upon the parties notwithstanding the execution and delivery of this Addendum.

6.                                      This Addendum shall be binding upon the parties and, to the extent permitted by law and the Sub-Advisory Agreement, their respective successors and assigns.

IN WITNESS WHEREOF, each of the parties hereto has caused this Addendum to be duly executed and delivered in its name and on its behalf by their respective officers thereunto duly authorized, all as of the day and year first above written.

Touchstone Advisors, Inc.		Fort Washington Investment Advisors, Inc.

By:	/s/Jill T. McGruder	By:	/s/Nicholas P. Sargen
Print Name:	Jill T. McGruder	Print Name:	Nicholas P. Sargen
Print Title:	CEO	Print Title:	Chief Investment Officer
Date:	January 10, 2012	Date:	January 11, 2012

By:	/s/Steven M. Graziano	By:	/s/Maribeth S. Rahe
Print Name:	Steven M. Graziano	Print Name:	Maribeth S. Rahe
Print Title:	President	Print Title:	President & CEO
Date:	January 10, 2012	Date:	January 11, 2012